                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934



                      CROWN CORK & SEAL COMPANY, INC.
                              (Name of Issuer)


                  Common Stock, par value $5.00 per share
       4.5% Convertible Preferred Stock, par value $41.8875 per share
                       (Title of Class of Securities)


                           Common Stock:  228 255
               4.5% Convertible Preferred Stock:  228 255 303
                               (CUSIP Number)


Michel Renault                            Copy to: Allan M. Chapin
General Counsel                           Sullivan & Cromwell
Compagnie Generale d'Industrie            250 Park Avenue
   et de Participations                   New York, N.Y. 10177
89 rue Taitbout                           (212) 558-4000
75009 Paris, France
(011) 331-4285-3000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             February 15, 1996
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      --------------------------------------
      CUSIP NO.   228 255 (Crown Common Stock)
                  228 255 303 (Crown Preferred Stock)
      --------------------------------------
      ------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Compagnie Generale d'Industrie et de Participations
      ------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]

                                                      (b)  [ X]
      ------------------------------------------------------------
       3.   SEC USE ONLY

      ------------------------------------------------------------
       4.   SOURCE OF FUNDS                                 OO

      ------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
      ------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION            France


      ------------------------------------------------------------
              7.  SOLE VOTING POWER    0 shares of Crown Common Stock
  NUMBER OF                            0 shares of Crown Preferred Stock
    SHARES    ---------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  27,809,536 shares of Crown Common Stock
  OWNED BY                             7,110,300 shares of Crown Preferred Stock
    EACH      ---------------------------------------------------
 REPORTING    9.  SOLE DISPOSITIVE     0 shares of Crown Common Stock
   PERSON         POWER                0 shares of Crown Preferred Stock
    WITH      ---------------------------------------------------
              10. SHARED DISPOSITIVE   27,809,536 shares of Crown Common Stock
                  POWER                7,110,300 shares of Crown Preferred Stock
      ------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON   27,809,536 shares of Crown Common Stock
                                    7,110,300 shares of Crown Preferred Stock
      ------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                            [  ]
      ------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    19.95% of Crown Common Stock
                                    57.19% of Crown Preferred Stock
      ------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON                        CO; HC

      ------------------------------------------------------------

      --------------------------------------
      CUSIP NO.   228 255 (Crown Common Stock)
                  228 255 303 (Crown Preferred Stock)
      --------------------------------------
      ------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marine-Wendel
      ------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]

                                                      (b)  [ X]
      ------------------------------------------------------------
       3.   SEC USE ONLY

      ------------------------------------------------------------
       4.   SOURCE OF FUNDS                                 OO, AF

      ------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
      ------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION            France


      ------------------------------------------------------------
              7.  SOLE VOTING POWER    0 shares of Crown Common Stock
  NUMBER OF                            0 shares of Crown Preferred Stock
    SHARES    --------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  27,809,536 shares of Crown Common Stock
  OWNED BY                             7,110,300 shares of Crown Preferred Stock
    EACH      --------------------------------------------------
 REPORTING    9.  SOLE DISPOSITIVE     0 shares of Crown Common Stock
   PERSON         POWER                0 shares of Crown Preferred Stock
    WITH      ---------------------------------------------------
              10. SHARED DISPOSITIVE   27,809,536 shares of Crown Common Stock
                  POWER                7,110,300 shares of Crown Preferred Stock
      ------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON      27,809,536 shares of Crown Common Stock
                                       7,110,300 shares of Crown Preferred Stock
      ------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                            [  ]
      ------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       19.95% of Crown Common Stock
                                       57.19% of Crown Preferred Stock
      ------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON                        CO; HC

      ------------------------------------------------------------

      --------------------------------------
      CUSIP NO.   228 255 (Crown Common Stock)
                  228 255 303 (Crown Preferred Stock)
      --------------------------------------
      ------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wendel-Participations
      ------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]

                                                      (b)  [ X]
      ------------------------------------------------------------
       3.   SEC USE ONLY

      ------------------------------------------------------------
       4.   SOURCE OF FUNDS                                 OO, AF

      ------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
      ------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION            France


      ------------------------------------------------------------
              7.  SOLE VOTING POWER    0 shares of Crown Common Stock
  NUMBER OF                            0 shares of Crown Preferred Stock
    SHARES    --------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  27,809,536 shares of Crown Common Stock
  OWNED BY                             7,110,300 shares of Crown Preferred Stock
    EACH      --------------------------------------------------
 REPORTING    9.  SOLE DISPOSITIVE     0 shares of Crown Common Stock
   PERSON         POWER                0 shares of Crown Preferred Stock
    WITH      ---------------------------------------------------
              10. SHARED DISPOSITIVE   27,809,536 shares of Crown Common Stock
                        POWER          7,110,300 shares of Crown Preferred Stock
      ------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON      27,809,536 shares of Crown Common Stock
                                       7,110,300 shares of Crown Preferred Stock
      ------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                            [  ]
      ------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       19.95% of Crown Common Stock
                                       57.19% of Crown Preferred Stock
      ------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON                        CO; HC

      ------------------------------------------------------------

      --------------------------------------
      CUSIP NO.   228 255 (Crown Common Stock)
                  228 255 303 (Crown Preferred Stock)
      --------------------------------------
      ------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Societe de Gerance de Valeurs Mobilieres
      ------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]

                                                      (b)  [ X]
      ------------------------------------------------------------
       3.   SEC USE ONLY

      ------------------------------------------------------------
       4.   SOURCE OF FUNDS                                 OO, AF

      ------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
      ------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION            France


      ------------------------------------------------------------
              7.  SOLE VOTING POWER    0 shares of Crown Common Stock
  NUMBER OF                            0 shares of Crown Preferred Stock
    SHARES    --------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  27,809,536 shares of Crown Common Stock
  OWNED BY                             7,110,300 shares of Crown Preferred Stock
    EACH      --------------------------------------------------
 REPORTING    9.  SOLE DISPOSITIVE     0 shares of Crown Common Stock
   PERSON         POWER                0 shares of Crown Preferred Stock
    WITH      --------------------------------------------------
              10. SHARED DISPOSITIVE   27,809,536 shares of Crown Common Stock
                  POWER                7,110,300 shares of Crown Preferred Stock
      ------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON      27,809,536 shares of Crown Common Stock
                                       7,110,300 shares of Crown Preferred Stock
      ------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                            [  ]
      ------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    19.95% of Crown Common Stock
                                    57.19% of Crown Preferred Stock
      ------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON                        CO; HC

      ------------------------------------------------------------

Item 1.     Security and Issuer.

            The classes of equity securities to which this statement relates are (a) the Common Stock, par value $5.00 per share (the "Crown Common Stock"), of Crown Cork & Seal Company, Inc., a Pennsylvania corporation ("Crown"), which has its principal executive offices at 9300 Ashton Road, Philadelphia, Pennsylvania 19136, and (b) the 4.5% Convertible Preferred Stock, par value $41.8875 per share (the "Crown Preferred Stock"), of Crown.

Item 2.     Identity and Background.

            This statement on Schedule 13D is being filed by Compagnie Generale d'Industrie et de Participations ("CGIP"), Marine-Wendel ("Marine-Wendel"), Wendel-Participations ("Wendel-Participations") and Societe de Gerance de Valeurs Mobilieres ("SGVM"), each a societe anonyme organized under the laws of the Republic of France.

            CGIP, which has its principal executive office and principal business address at 89 rue Taitbout, 75009 Paris, France, holds investments in companies engaged in, among other things, computer-related services, consulting services, medical diagnostics, abrasive pellets, energy and real estate. The name, business address, present principal occupation and citizenship of each executive officer and director of CGIP are set forth on Appendix A hereto. CGIP was the largest shareholder of CarnaudMetalbox, a French societe anonyme ("CarnaudMetalbox") that is a multinational manufacturer of metal and plastic packaging materials and equipment, prior to CGIP's tendering of its CarnaudMetalbox shares into Crown's Offer (as defined below) in exchange for shares of Crown. See Item 3 below.

            Marine-Wendel, which has its principal executive office and principal business address at 89 rue Taitbout, 75009 Paris, France, holds a 51.85% interest in CGIP as well as investments in companies engaged in, among other things, the manufacture of pens and the treatment of allergies using immunotherapy. The name, business address, present principal occupation and citizenship of each executive officer and director of Marine-Wendel are set forth on Appendix B hereto.

            Wendel-Participations, which has its principal executive office and principal business address at 89 rue Taitbout, 75009 Paris, France, has as its sole investment a 52.56% interest in Marine-Wendel. The name, business address, present principal occupation and citizenship of each executive officer and director of Wendel-Participations are set forth on Appendix C hereto.

            SGVM, which has its principal executive office and principal business address at 89 rue Taitbout, 75009 Paris, France, holds investments in Wendel-Participations and Marine-Wendel. The name, business address, present principal occupation and citizenship of each executive officer and director of SGVM are set forth on Appendix D hereto. SGVM owns 62.37% of the outstanding shares of Wendel-Participations.

            During the last five years CGIP, Marine-Wendel, Wendel-Participations and SGVM have not, and to the respective best knowledge of CGIP, Marine-Wendel, Wendel-Participations and SGVM, none of the executive officers or directors of CGIP, Marine-Wendel, Wendel-Participations or SGVM have, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            CGIP acquired 21,330,903 shares of Crown Common Stock (16.65% of the outstanding Crown Common Stock) and 7,110,300 shares of Crown Preferred Stock (57.19% of the outstanding Crown Preferred Stock) in exchange for CGIP's shares of CarnaudMetalbox as described below. The 7,110,300 shares of Crown Preferred Stock are convertible at any time by CGIP into 6,478,633 shares of Crown Common Stock (subject to adjustment in certain cases). On a fully diluted basis, CGIP owns 19.95% of the Crown Common Stock.

            Pursuant to the Exchange Offer Agreement, dated as of May 22, 1995 and amended as of November 13, 1995 and December 28, 1995, by and between Crown and CGIP (the "Exchange Agreement", a copy of which is attached hereto as Exhibit A and is incorporated herein by reference), Crown made a public exchange offer in France, the United States and the United Kingdom (the "Offer") for all of the outstanding shares of common stock, FF 10 par value per share, of CarnaudMetalbox (the "CMB Common Stock"). Pursuant to the Exchange Agreement, holders of CMB Common Stock were offered, for each share of CMB Common Stock tendered and not withdrawn, a choice between (i) 1.086 units (each a "Unit"), each Unit consisting of (x) 0.75 shares of the Crown Common Stock and (y) 0.25 shares of the Crown Preferred Stock, and (ii) cash in the amount of FF 225.

            Pursuant to the Exchange Agreement, CGIP tendered all shares of CMB Common Stock beneficially owned by CGIP into the Offer and elected to receive Units in consideration for such shares (with the exception of one share of CMB Common Stock which CGIP tendered into the Offer for cash). On December 19, 1995, there were 86,132,468 shares of CMB Common Stock issued and outstanding, of which CGIP was the direct and indirect beneficial owner of 26,188,956 shares of CMB Common Stock or approximately 30.4% of the outstanding shares of CMB Common Stock (representing approximately 44.4% of the aggregate voting power of the outstanding shares of CMB Common Stock, taking into account double-voting rights with respect to certain shares of CMB Common Stock owned by CGIP and certain other shareholders of CMB).

            The Offer remained open from January 3, 1996 until February 1, 1996. The obligation of Crown to accept shares of CMB Common Stock tendered into the Offer was subject to the condition that the number of shares of CMB Common Stock validly tendered and not withdrawn prior to the expiration of the Offer was equal to at least a majority of the voting power of the outstanding shares of CMB Common Stock (the "Minimum Condition"). On February 15, 1996, the Societe des bourses francaises published its avis de resultat confirming that the Minimum Condition had been satisfied.

            Crown and CGIP, pursuant to the Exchange Agreement, entered into a shareholders agreement (the "Shareholders Agreement") on February 22, 1996. See Item 4 below.

Item 4.     Purpose of Transaction.

            CGIP acquired the Crown Common Stock and Crown Preferred Stock as an investment. CGIP's investment in Crown is subject to the provisions of the Exchange Agreement and the Shareholders Agreement which are attached in their entirety as exhibits to this Schedule 13D and incorporated herein by reference and certain provisions of which are summarized below.

            CGIP may, subject to the Shareholders Agreement, applicable securities laws, market conditions and its assessment of the business prospects of Crown, acquire additional shares of Crown Common Stock or Crown Preferred Stock from time to time through open market purchases or otherwise, as it determines in its sole discretion. CGIP has not determined whether it will acquire additional shares or fixed any number of shares of Crown Common Stock or Crown Preferred Stock it might seek to acquire or any amount of money it may be willing to invest in Crown.

            CGIP is continuously evaluating the business and business prospects of Crown, and its present and future interests in, and intentions with respect to, Crown and at any time may decide to dispose of any or all of the shares of Crown Common Stock or Crown Preferred Stock currently owned by it.

            Exchange Agreement. The Exchange Agreement provides that effective as of the closing of the Offer, the Board of Directors of Crown will adopt a Bylaw amendment which provides for the formation of a Strategic Committee made up of six Crown directors (the "Strategic Committee"), three of whom (including the chair) will be designees of CGIP. CGIP expects that its designees will be the persons listed under "Shareholders Agreement -- Board Representation" below. The Strategic Committee will be formed to consider (1) changes to Crown's dividend and debt rating policies, (2) approval of business combinations and other extraordinary transactions and (3) succession planning. The Board of Directors of Crown will consider the vote of the Strategic Committee in determining whether to pass or reject any such item but will not be bound to follow the vote of the Strategic Committee.

            Shareholders Agreement. Pursuant to the Exchange Agreement, Crown and CGIP entered into the Shareholders Agreement on February 22, 1996.

            General. The Shareholders Agreement provides that the "Standstill Period" will be the period commencing on the Closing Date and ending on the earliest of:

            (1) the date which is the later of (a) three years after February 15, 1996 (the "Closing Date") and (b) the date on which CGIP beneficially owns Voting Securities (as defined below) (whether now owned or hereafter acquired) having Crown Voting Power (as defined below) representing, in the aggregate, less than 3.5% of the Total Voting Power of Crown (as defined below);

            (2) the date the Crown Board of Directors agrees to recommend (or ceases to oppose) the consummation of a Specified Event (as defined below), or takes certain actions designed to induce or materially facilitate such Specified Event;

            (3) the date that Voting Securities representing 25% of the Total Voting Power of Crown have been acquired by any "person" (as defined in the Shareholders Agreement) or "group" as such term is used in Section 13(d)(3) of the Exchange Act (a "Group") other than CGIP, its Controlled Affiliates (as defined below) or any group of which CGIP or any such Controlled Affiliate is a member;

            (4) the date that Crown has entered into an agreement with respect to the merger or consolidation of Crown or the sale of all or substantially all of the assets of Crown, or any tender or exchange offer for Voting Securities representing 25% or more of the Total Voting Power of Crown, after which the surviving company in any such transaction would have a board of directors of which the majority of its members would not be Continuing Directors (as defined below) (and in addition, in respect of an asset sale, in which the shareholders of Crown do not receive capital stock of the successor company), or Crown takes material steps to solicit any such transaction;

            (5) the date that Crown materially breaches the provisions of the Shareholders Agreement regarding representation of CGIP on the Board of Directors of Crown (as discussed under "-- Board Representation" below) and the breach remains uncured for 15 days, or the provisions of the Shareholders Agreement regarding CGIP's registration rights with respect to Crown Stock and the breach remains uncured for 30 days, after written notice of the breach has been given by CGIP to Crown (a "Designated Crown Breach");

            (6) the date that any CGIP Designee fails to be elected to the Board of Directors, unless Crown has not taken appropriate action within 30 days thereafter to cause another CGIP Designee to become a director, or to otherwise adjust the size of the Board of Directors to preserve the proportionate representation to which CGIP is then entitled to under the Shareholders Agreement;

            (7) the date that Crown breaches the dividend payment requirements of the Shareholders Agreement (as discussed under "-- Dividend Policy" below) (if such payment is not excused by the Shareholders Agreement), unless Crown has elected to its Board of Directors one CGIP Designee in excess of the number of such CGIP Designees provided for in the Shareholders Agreement, in which case Crown will have an additional period of one year to cure such dividend payment breach (it being understood that CGIP will cause such CGIP Designee to resign from the Board of Directors promptly after the earlier of (x) the date of such cure and (y) the date of termination of the Standstill Period); or

            (8) the date that Crown breaches the debt rating maintenance provisions of the Shareholders Agreement (as discussed under "-- Debt Rating" below).

            Notwithstanding the foregoing, the parties have agreed that the Standstill Period will not terminate if, at the time the Standstill Period would otherwise have terminated in accordance with clauses (1) through (8) above, CGIP is in material breach of provisions of the Shareholders Agreement regarding the restriction on certain actions by CGIP with regard to the Voting Securities (as discussed under "-- Restriction of Certain Actions of CGIP" below), the obligations of CGIP with respect to the representation of CGIP on the Board of Directors of Crown (as discussed under

"-- Board Representation" below), the obligations of CGIP with respect to the presence of CGIP at all shareholder meetings of Crown and the voting of the Voting Securities beneficially owned by CGIP in a manner recommended by Crown's Board of Directors (as discussed under "-- Voting" below) or the restrictions on CGIP's ability to dispose of any Voting Securities (as discussed under "-- Transfer Restrictions on Crown Common Stock and Crown Preferred Stock" below) (each, a "Designated Shareholder Breach").

            As used above, "Specified Event" means any unsolicited tender or exchange offer commenced by a person (other than CGIP or its Controlled Affiliates or any group of which CGIP or any such Controlled Affiliate is a member) for Voting Securities representing more of the Total Voting Power of Crown than the amount beneficially owned by CGIP (but in any event for Voting Securities representing not less than 20% of the Total Voting Power of Crown), or an unsolicited proxy or consent solicitation by any such person in order to replace at least a majority of the Continuing Directors, or any unsolicited tender or exchange offer for voting securities representing at least 20% of the Total Voting Power of any material subsidiary of Crown. "Controlled Affiliate" means, with respect to any person, any other person of which more than 50% of the outstanding voting securities is beneficially owned, and any other person which is actually controlled, directly or indirectly, by such person or one or more of its Controlled Affiliates. For purposes of the Shareholders Agreement, each of Marine-Wendel and Ernest-Antoine Seilliere, the Chairman and Chief Executive Officer of CGIP, are deemed to be Controlled Affiliates of CGIP.

            "Voting Securities" means, subject to certain limitations set out in the Shareholders Agreement, (x) any securities entitled, or which may be entitled, to vote generally in the election of directors of Crown,
(y) any securities convertible or exercisable into or exchangeable for such securities (whether or not the right to convert, exercise or exchange is subject to the passage of time or contingencies or both) (including the Crown Preferred Stock), or (z) any direct or indirect rights or options to acquire any such securities. "Crown Voting Power" means the voting power in the general election of directors of Crown, and shall be calculated for each Voting Security by reference to the maximum number of votes such Voting Security is or would be entitled to cast in the general election of directors, and, in the case of convertible (or exercisable or exchangeable) securities, by reference to the maximum number of votes such Voting Security is entitled to cast in unconverted or converted (or exercised, unexercised, exchanged or unexchanged) status. For purposes of determining Crown Voting Power under the Shareholders Agreement, a Voting Security which is convertible into or exchangeable for a Voting Security will be counted as having the greater of (1) the number of votes to which such Voting Security is entitled prior to conversion or exchange and (2) the number of votes to which the Voting Security into which such Voting Security is convertible or exchangeable is entitled. Crown Voting Power does not include any votes which a person would have upon the non-payment of dividends on the Crown Preferred Stock in accordance with the terms of the Crown Preferred Stock. The term "Total Voting Power" means the total combined Crown Voting Power, on a fully diluted basis, of all the Voting Securities then outstanding.

            Restriction of Certain Actions by CGIP. During the Standstill Period, CGIP has agreed that none of CGIP, any of its Controlled Affiliates, or any Group of which CGIP or any such Controlled Affiliate is a member, will in any manner, directly or indirectly, effect or seek, initiate or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way induce, assist or encourage any other person to effect, seek, offer, initiate or propose (whether publicly or otherwise) to effect or participate in any Takeover Proposal (which is defined in the Shareholders Agreement to include, among other things, (1) any Specified Event, (2) any other proposal to take over control of Crown or for a merger or other similar transaction involving Crown or any of its material subsidiaries, or any proposal or offer to acquire in any manner Voting Securities representing more than 20% of the Total Voting Power of Crown or any of its material subsidiaries, a substantial equity interest in any of Crown's material subsidiaries or a substantial portion of the assets of Crown or any of its material subsidiaries and (3) any request to invite any person to effect any of the actions specified below or any request to challenge the validity of, waive the benefit of, opt out of, or amend any provision of, the shareholder rights plan of Crown contemplated by the Shareholders Agreement or any rights plan approved by the Strategic Committee of the Board of Directors or any anti-takeover statutes or other anti-takeover provisions applicable to Crown), or any action described in
(a) through (c) below, unless in any such case invited in writing to do so by the Board of Directors of Crown as specifically expressed in a resolution adopted by a majority of the Continuing Directors who are not CGIP Designees:

            (a) acquire, offer or propose to acquire, or agree to acquire, whether by purchase, tender or exchange offer, gift or otherwise (any such act, to "acquire"), beneficial ownership of any Voting Securities or any rights to acquire any Voting Securities except for (x) the acquisition of Voting Securities which would not, after giving effect to such acquisition, result in beneficial ownership of Voting Securities representing Crown Voting Power in excess of 19.95% of the Total

      Voting Power of Crown, (y) pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification or similar transaction made available to holders of any Voting Securities generally or (z) upon conversion of the Crown Preferred Stock; provided, that any such Voting Securities will be subject to the restrictions of the Shareholders Agreement; provided further that the provisions described in this clause (a) will not prohibit any CGIP Designee from acquiring Voting Securities pursuant to any Crown restricted stock plan, option plan or similar plan available to directors of Crown;

            (b) form, join, participate in or encourage the formation of, any Group with respect to any Voting Securities or deposit any Voting Securities into a voting trust or subject any such Voting Securities to a voting agreement or any other arrangement or agreement with respect to the voting thereof; provided, however that, under certain circumstances, CGIP may enter into one or more bona fide pledges of Voting Securities with major brokerage firms and financial institutions; or

            (c) request Crown (or its directors, officers, employees or agents) to amend or waive any provision of the Shareholders Agreement.

            The provisions of the Shareholders Agreement will not restrict the CGIP Designees from acting in their capacity as directors of Crown.

            If at any time during the Standstill Period, CGIP or any of its Controlled Affiliates is approached by any party concerning (1) a Takeover Proposal which CGIP determines in its good faith judgment is so significant as to be considered by the Board of Directors, or (2) a proposal to acquire all or a substantial portion of the Voting Securities beneficially owned by CGIP which CGIP determines in its good faith judgment is so significant as to be considered by its supervisory board or directorate, CGIP will promptly inform Crown of the Takeover Proposal or other such proposal, and in the case of a Takeover Proposal, the Strategic Committee will consider and evaluate a response to the Takeover Proposal and make a recommendation to the Board of Directors.

            Board Representation. Pursuant to the Shareholders Agreement, Crown agreed that it would cause three CGIP Designees to be elected to the Board of Directors on the Closing Date. CGIP informed Crown that Ernest-Antoine Seilliere, Guy de Wouters and Felix G. Rohatyn were its initial CGIP Designees. Mr. Seilliere, 57, is the

Chairman and Chief Executive Officer of CGIP, Chairman of the supervisory board of CarnaudMetalbox and Chairman and Chief Executive Officer of Marine-Wendel. Mr. de Wouters, 65, has been a director of CGIP since 1984 and is Deputy Chairman of the supervisory board of CarnaudMetalbox. Mr. Rohatyn, 67, is a managing director of the New York investment banking house, Lazard Freres & Co. LLC. On February 22, 1996, Crown elected such persons to its Board. During the Standstill Period and subject to the terms and conditions of the Shareholders Agreement, Crown has agreed to support the nomination of, and Crown's nominating committee (or any other committee exercising a similar function) will recommend to the Crown Board of Directors, that (1) one CGIP Designee, so long as CGIP beneficially owns Voting Securities having Crown Voting Power equal to or greater than 5% of the Total Voting Power and less than 10% of the Total Voting Power, (2) two CGIP Designees, so long as CGIP beneficially owns Voting Securities having Crown Voting Power equal to or greater than 10% of the Total Voting Power and less than 15% of the Total Voting Power, or (3) three CGIP Designees, so long as CGIP beneficially owns Voting Securities having Crown Voting Power equal to or greater than 15% of the Total Voting Power (collectively the "Beneficial Ownership Thresholds"), be included in the slate of nominees recommended by the Crown Board of Directors for election as directors at each annual meeting of Crown shareholders commencing with the next annual meeting after the Closing Date. In the event that any of the designees ceases to serve as a director for any reason, the Crown Board of Directors will fill the resulting vacancy, subject to the terms of the Shareholders Agreement, with a person designated by CGIP (and such person shall be a "CGIP Designee" for purposes of the Shareholders Agreement). Notwithstanding the foregoing, Crown will not have any obligation to support the nomination, recommendation or election of any CGIP Designee to the extent any of the Beneficial Ownership Thresholds is met or exceeded by CGIP as a result of its acquisition of beneficial ownership of Voting Securities after the Closing Date (except for such acquisitions to the extent necessary to maintain CGIP's beneficial ownership of Voting Securities solely to the extent such ownership has decreased as a result of the primary issuance of Voting Securities by Crown or sale by Crown of Voting Securities held in treasury prior to any such acquisition of Voting Securities by CGIP).

            In addition, Crown has agreed that during such time as CGIP is entitled to have at least one CGIP Designee on the Crown Board of Directors, CGIP will also be entitled to have one CGIP Designee appointed to serve on each committee of the Crown Board of Directors, including any special committee, and Crown has agreed to cause one such CGIP Designee to be appointed. Notwithstanding the foregoing, if none of the CGIP Designees would be considered "independent" of Crown or "disinterested" (1) for purposes of any applicable rule of the New York Stock Exchange, Inc. (the "NYSE"), the Bourse de Paris (the "Paris Stock Exchange"), the International Stock Exchange of Great Britain and the Republic of Ireland, Limited (the "London Stock Exchange") or any other securities exchange or other self-regulatory organization requiring that members of the Audit Committee be independent of Crown, (2) for purposes of any law or regulation that requires, in order to obtain or maintain favorable tax, securities, corporate law or other material legal benefits with respect to any plan or arrangement for employee compensation or benefits, that the members of the committee of the Crown Board of Directors charged with responsibility for such plan or arrangement be "independent" of Crown or "disinterested," or (3) for purposes of any special committee formed in connection with any transaction or potential transaction involving Crown and any of CGIP, its Controlled Affiliates or any Group of which CGIP is a member of such other transaction or potential transaction which would involve a conflict of interest on the part of the CGIP Designees, then a CGIP Designee will not be required to be appointed to any such committee; provided that, the committees of the Board will be organized so that, to the extent practicable, the only items to be considered by any committee on which no CGIP Designee may serve will be those items which prevent the CGIP Designee from serving on that committee.

            Upon the expiration of the Standstill Period pursuant to paragraph (1) under "-- General" above, or in the event of a Designated Shareholder Breach, CGIP will have no further rights under the Shareholders Agreement regarding Crown's agreement to support the nomination, recommendation and election of persons designated by CGIP to the Board of Directors and will cause its designees to resign promptly from the Board of Directors and any of its committees. In addition, if at any time CGIP beneficially owns Voting Securities in an amount not sufficient to entitle CGIP to designate the number of CGIP Designees then currently serving on the Board of Directors pursuant to the Shareholders Agreement, then CGIP will cause to resign promptly that number of CGIP Designees that exceed the number of directors that CGIP would then be entitled to designate; provided, however, that to the extent CGIP's beneficial ownership of Voting Securities has decreased as a result of the primary issuance of Voting Securities by Crown or sale by Crown of Voting Securities held in treasury, CGIP will not be required to cause any CGIP Designee to resign for a period of 18 months after the date of the primary issuance or sale of Voting Securities which triggered the resignation requirement set forth in this sentence and, in the event that at the end of such 18 month period CGIP then beneficially owns sufficient Voting Securities to entitle CGIP to designate a number of CGIP Designees then sitting on the Board of Directors, CGIP will cause only the CGIP

Designees in excess of that number to resign from the Board of Directors.

            The Shareholders Agreement provides that, as of the Closing Date, the Crown Board of Directors will consist of no more than 18 directors and will be reduced to 16 directors by no later than immediately after the time of Crown's next annual meeting of shareholders. In the event that the size of the Board of Directors is thereafter increased or decreased, the number of directors CGIP will be entitled to designate will be adjusted.

            Voting. Pursuant to the Shareholders Agreement, CGIP has agreed that, during the Standstill Period, CGIP will, and will cause its Controlled Affiliates and any person which is a member of any Group of which CGIP or any of its Controlled Affiliates is a member, to be present, in person or represented by proxy, at all shareholder meetings of Crown so that all Voting Securities beneficially owned by CGIP will be counted for the purpose of determining the presence of a quorum at such meetings. CGIP will be free to vote or cause to be voted such Voting Securities in its discretion; provided that CGIP will vote or cause to be voted, or consent with respect to, all Voting Securities beneficially owned by CGIP in the manner recommended by Crown's Board of Directors in connection with the following actions to be taken by holders of Voting Securities:

            (1) the election of directors of Crown; provided that CGIP will not be obliged to vote in such manner for any nominee for election as a director who is, pursuant to an arrangement or agreement between Crown and a person or Group (other than CGIP, its Controlled Affiliates or any Group of which CGIP or any of its Controlled Affiliates is a member) holding Crown Voting Power equal to or in excess of the Voting Power of CGIP at the record date for voting in such election, designated as a nominee by such person or Group, and

            (2) any question, resolution or proposal relating to a Takeover Proposal which is submitted to a vote of the shareholders of Crown.

            Dividend Policy. Pursuant to the Shareholders Agreement, Crown has indicated that it is the present intention of the Crown Board of Directors to commence regularly paying dividends on the Crown Common Stock on a quarterly basis, starting with the calendar quarter in which the Closing Date occurs (and, with respect to dividends paid in the calendar quarter in which the Closing Date occurs, such dividends will be paid to holders of record of the Crown Common Stock as of a date after the Closing
Date). With respect to dividends paid in 1996, such dividends will be paid in an annualized amount of $1.00 per share ($0.25 per quarter).

            Crown has also indicated in the Shareholders Agreement that it is the present intention of the Board of Directors to increase the amount of such dividends over time based on the financial condition of Crown. Crown has agreed for purposes of the Shareholders Agreement that the amount of dividends paid to CGIP during the four full quarters following the latest mandatory conversion date with respect to the Crown Preferred Stock (February 26, 2000) will not be less than the amount of dividends paid to CGIP on Crown Common Stock and Crown Preferred Stock that CGIP receives in the Offer during the four full fiscal quarters following the Offer (assuming for these purposes that CGIP has neither purchased nor disposed of any securities of Crown after the Closing Date), and thereafter Crown will maintain the policy of paying dividends generally consistent with prior policy, it being understood that if the provisions of this sentence are not complied with, CGIP will be entitled solely to the remedies described in paragraph (7) under "-- General" above.

            Any change in the dividend payments actually made or any failure by Crown to maintain the policy of paying dividends from that set forth in the Shareholders Agreement that is recommended to the Crown Board of Directors by the Strategic Committee will replace the dividend payment or policy condition in the Shareholders Agreement for all purposes thereunder. Crown will be excused from its failure to pay any dividends in such dividend payment condition and to maintain such dividend policy condition to the extent that Crown's cash needs in connection with the conduct of its operations are such that the Board of Directors in its good faith judgment determines that the payment of such dividends or the maintenance of such policy would, under the circumstances, be materially detrimental to Crown.

            Debt Rating. Pursuant to the Shareholders Agreement, Crown has indicated that Crown intends to conduct its business in a manner consistent with its maintaining an "investment grade" rating for its long-term unsecured debt securities, and has agreed that any failure to maintain such rating with at least one "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the Securities
Act) for a period of longer than one year will constitute a breach of the foregoing requirement, provided that the failure does not result from changes in general economic or industry conditions or other circumstances that could not have been reasonably avoided by the management of Crown or from transactions, policies or activities approved by the Strategic Committee (if the provisions of this sentence are not complied with, CGIP's sole remedy shall be the termination of the Standstill Period).

            Transfer Restrictions on Crown Common Stock and Crown Preferred Stock. During the Standstill Period, CGIP has agreed that it will not, and will cause its Controlled Affiliates not to, directly or indirectly, dispose of any interest in (or enter into an agreement or understanding with respect to the foregoing) any Voting Securities (a "Disposition"), except as provided in the Shareholders Agreement. The Shareholders Agreement provides that Dispositions may be made (subject, in some cases, to certain specified exceptions): (1) to a Controlled Affiliate of CGIP;
(2) pursuant to a bona fide public offering in a firm commitment or best efforts underwriting (an "Underwritten Offering"); (3) pursuant to sales effected in accordance with Rule 144 under the Securities Act (a "Rule 144 Sale"); (4) to any person (other than pursuant to a tender or exchange offer) that would, following such sale, beneficially own no more than 3.5% of the Total Voting Power (a "Private Sale"); (5) to Crown in accordance with certain provisions of the Shareholders Agreement relating to Crown's right to purchase Crown Stock from CGIP; (6) pursuant to a tender offer or exchange offer or any other transaction with a third party (a "Third Party Offeror") which is recommended to the shareholders of Crown by a majority of Continuing Directors of Crown; (7) upon conversion, exercise or exchange of Voting Securities convertible into or exercisable or exchangeable for other Voting Securities; and (8) pursuant to one or more bona fide pledges or grants of a security interest in Voting Securities to a major brokerage firm or financial institution to secure bona fide indebtedness, or the sale of such Voting Securities by foreclosure on such pledge. A "Continuing Director" means a member of the Board of Directors of Crown who is not a Third Party Offeror or an affiliate (as defined in Rule 12b-2 of the Exchange Act) of a Third Party Offeror (or a representative or a nominee of a Third Party Offeror or any such affiliate) and who either (1) was a member of the Board of Directors of Crown prior to the Closing Date or (2) subsequently become a director of Crown and whose election or nomination for election was approved or recommended by a vote of a majority of the Board of Directors of Crown, which majority included a majority of the Continuing Directors then on the Board of Directors.

            Prior to any Disposition of Crown Preferred Stock pursuant to an Underwritten Offering, a Rule 144 Sale or a Private Sale, CGIP has agreed that Crown will have the right to purchase any or all of the Crown Preferred Stock proposed to be sold upon certain terms and conditions and pursuant to certain procedures set forth in the Shareholders Agreement. If Crown does not exercise its right to purchase such Crown Preferred Stock, then CGIP will be free to effect the Disposition of such Crown Preferred Stock, subject to the Shareholders Agreement.

            Prior to any Disposition of Crown Common Stock pursuant to an Underwritten Offering, a Rule 144 Sale or a Private Sale, CGIP will so notify Crown. Crown will have the right to purchase all (but not less than all) of the shares of Crown Common Stock, generally at the previous day's closing market price. As promptly as practicable, and in no event more than 24 hours after receipt of the notice from CGIP, Crown will advise CGIP whether Crown will purchase such shares of Crown Common Stock. If Crown elects not to purchase such shares of Crown Common Stock or if Crown fails to agree to purchase such shares, then CGIP will be free to undertake the Disposition of such shares, in accordance with the Shareholders Agreement.

            If, as a result of Crown repurchases or reclassifications, CGIP at any time during the Standstill Period beneficially owns Voting Securities having Crown Voting Power in excess of 23.45% (the "Cap"), then, if and to the extent requested by Crown by written notice to CGIP, CGIP will, within 18 months after such request, dispose of or cause its Controlled Affiliates to dispose of the number of shares of Voting Securities necessary to reduce CGIP's beneficial ownership of Total Voting Power to no more than the Cap.

            Crown has granted certain registration rights to CGIP.

            Restrictions on Certain Actions By Crown. During the Standstill Period (which for this purpose will terminate only on the date which is the later of (1) three years after the Closing Date and (2) the date on which CGIP beneficially owns Voting Securities having Crown Voting Power representing, in the aggregate, less than 3.5% of the Total Voting Power), Crown has agreed in the Shareholders Agreement to certain limitations on its ability to acquire CGIP, Marine-Wendel and certain related parties.

            Crown Preferred Stock. The Exchange Agreement provided that Crown would adopt the Crown Preferred Stock on the terms set out in the Exchange Offer. The Shareholders of Crown adopted the terms of such stock at the meeting held on December 19, 1995.

            Other than as discussed above, CGIP currently has no plans to effect:

            (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Crown or any of its subsidiaries;

            (b) a sale or transfer of a material amount of the assets of Crown or any of its subsidiaries;

            (c) any change in the present Board of Directors or management of Crown, including any change in the number or term of directors or the filling of any vacancies on the Board of Directors;

            (d) any material change in the present capitalization or dividend policy of Crown;

            (e) any other material change in Crown's business or corporate structure;

            (f) any change in Crown's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of Crown by any person;

            (g) the delisting of any class of securities of Crown from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

            (h) any class of equity securities of Crown becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (i)   any action similar to any of those enumerated above.

            CGIP intends to re-evaluate continuously its investment in Crown and may, based on such re-evaluation, determine at a future date to change its current position with respect to any action enumerated above.

Item 5.     Interest in Securities of Issuer.

            (a) - (b) CGIP acquired 21,330,903 shares of Crown Common Stock (16.65% of the outstanding Crown Common Stock) and 7,110,300 shares of Crown Preferred Stock (57.19% of the outstanding Crown Preferred Stock) in exchange for CGIP's shares of CarnaudMetalbox as described below. The 7,110,300 shares of Crown Preferred Stock are convertible at any time by CGIP into 6,478,633 shares of Crown Common Stock (subject to adjustment in certain cases). On a fully diluted basis, CGIP owns 19.95% of the Crown Common Stock. Of the 21,330,903 shares of Crown Common Stock beneficially owned by CGIP, 19,323,975 shares will be held of record by CGIP and 2,006,928 shares will be held of record by Camebo B.V. ("Camebo"), a wholly-owned subsidiary of CGIP. Of the 7,110,300 shares of Crown Preferred Stock beneficially owned by CGIP, 6,441,324 shares will be held of record by CGIP and 668,976 shares will be held of record by Camebo. CGIP intends to cause Camebo to transfer in the near future all of the shares of Crown Common Stock and Crown Preferred Stock held by Camebo to Sofiservice, another wholly-owned subsidiary of CGIP.

            Marine-Wendel, Wendel-Participations and SGVM may be deemed to share the voting and dispositive power of the 21,330,903 shares of Crown Common Stock (including the 6,478,633 shares issuable upon conversion of the Crown Preferred Stock) and 7,110,300 shares of Crown Preferred Stock by virtue of Marine-Wendel's 51.85% ownership interest in CGIP, Wendel-Participations' 52.56% ownership interest in Marine-Wendel and SGVM's 62.37% ownership interest in Wendel-Participations.

            (c) Other than CGIP's tender of its CarnaudMetalbox Shares in exchange for the shares of Crown Common Stock and Crown Preferred Stock set forth in paragraph (a) above, CGIP, Marine-Wendel, Wendel-Participations and SGVM have not, and to the best knowledge of CGIP, Marine-Wendel, Wendel-Participations and SGVM, no director or executive officer of CGIP, Marine-Wendel, Wendel-Participations or SGVM has, effected any transaction in shares of Crown Common Stock or Crown Preferred Stock during the period extending from the date 60 days prior to the date hereof.

            (d) To the best knowledge of CGIP, Marine-Wendel, Wendel-Participations and SGVM, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Crown Common Stock or the Crown Preferred Stock to be acquired by CGIP pursuant to the Exchange Agreement.

            (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

            As more fully described in Items 3 and 4 above, Crown and CGIP
(i) have entered into the Exchange Agreement dated as of May 22, 1995 and amended as of November 13, 1995 and December 28, 1995 and (ii) will enter into the Shareholders Agreement. A copy of the Exchange Agreement, together with the Shareholders Agreement, is attached hereto as Exhibit A.

Item 7.     Material to be Filed as Exhibits.


                         Description                           Exhibit
  Exchange Offer Agreement, dated as of May 22, 1995, as          A
  amended as of November 13, 1995 and December 28, 1995 between Crown Cork & Seal Company, Inc. and Compagnie
  Generale d'Industrie et de Participations (including the Shareholders Agreement)

  Joint Filing Agreement, dated February 22, 1996, among          B
  Compagnie Generale d'Industrie et de Participations, Marine-Wendel, Wendel-Participations and Societe de
  Gerance de Valeurs Mobilieres

                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 1996


                              Compagnie Generale
                              d'Industrie et de Participations

                              By: /s/ Ernest Antoine Seilliere
                                  Name: Ernest Antoine SEILLIERE
                                  Title: Chairman and CEO




                              Marine-Wendel

                              By: /s/ Ernest Antoine Seilliere
                                  Name: Ernest Antoine SEILLIERE
                                  Title: Chairman and CEO




                              Wendel-Participations

                              By: /s/ Louis-Amedee de Moustier
                                  Name: Louis-Amedee de MOUSTIER
                                  Title: Managing Director




                              Societe de Gerance
                              de Valeurs Mobilieres

                              By: /s/ Louis-Amedee de Moustier
                                  Name: Louis-Amedee de MOUSTIER
                                  Title: Chairman and CEO

                                ANNEX INDEX


                        Sequential
Annex                   Description                   Page No.


(a)                     List of Executive                25
                        Officers and Directors
                        of CGIP


(b)                     List of Executive                27
                        Officers and Directors
                        of Marine-Wendel


(c)                     List of Executive                29
                        Officers and Directors
                        of Wendel-Participations


(d)                     List of Executive                31
                        Officers and Directors
                        of SGVM

                                  ANNEX A

                      Executive Officers and Directors
                                     of
                                    CGIP


The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of CGIP and the name, principal business and address of any corporation or organization in which such employment is conducted.  Unless otherwise indicated, the business address of each of the following persons is 89 rue Taitbout, 75009 Paris, France.

                                 APPENDIX A

                  Executive Officers and Directors of CGIP


                                (b) Present Principal
 (a) Name and                     Business Activity,
 Business Address              Occupation or Employment     (c) Citizenship


 Ernest-Antoine SEILLIERE         (Chairman and CEO)             French
                                 Chairman and CEO of
                                    Marine Wendel


 Jean-Marc JANODET               (Executive Officer:             French
                               Chief Financial Officer)


 Pierre CELIER                        (Director)                 French


 Jean DROULERS                        (Director)                 French



 Pierre-Louis de LA                   (Director)                 French
 ROCHEFOUCAULD


 Hubert LECLERC de                    (Director)                 French
 HAUTECLOCQUE                    Managing Director of
                                 Wendel Particpations


 Alain MERIEUX                        (Director)                 French
 PASTEUR MERIEUX                 Chairman and CEO of
 Berges du Rhone                     Bio-Merieux
 58 avenue Leclerc
 69007 LYON, FRANCE



 Didier PINEAU-VALENCIENNE            (Director)                 French
 SCHNEIDER SA                    Chairman and CEO of
 64-70 avenue Jean Baptiste         Schneider S.A.
 Clement
 92646 BOULOGNE-BILLANCOURT
 CEDEX, FRANCE


 Guy de WOUTERS                       (Director)                Belgian
                                 Director of CGIP and
                                  Deputy Chairman of
                                   CarnaudMetalbox


 Louis-Amedee de MOUSTIER,            (Director)                 French
 (representative of SOCIETE      Managing Director of
 DE GERANCE DE VALEURS          Wendel Participations
 MOBILIERES)

                                  ANNEX B

                      Executive Officers and Directors
                                     of
                               Marine-Wendel


The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of Marine-Wendel and the name, principal business and address of any corporation or organization in which such employment is conducted.

Unless otherwise indicated, the business address of each of the following persons is 89 rue Taitbout, 75009 Paris, France.

                                 APPENDIX B

             Executive Officers and Directors of Marine-Wendel


                                (b) Present Principal
 (a) Name and                     Business Activity,
 Business Address              Occupation or Employment     (c) Citizenship


 Ernest-Antoine SEILLIERE         (Chairman and CEO)             French
                               Chairman and CEO of CGIP


 Paul LACOUR                     (Executive Officer:             French
                                  General Secretary)


 Pierre CELIER                        (Director)                 French


 Paul AUSSURE                         (Director)                 French



 Jean DROULERS                        (Director)                 French


 Henri de MITRY                       (Director)                 French
                                 Chairman and CEO of
                                  Financiere Franco-
                                     Neerlandaise


 Louis-Amedee de MOUSTIER             (Director)                 French
                                 Managing Director of
                                Wendel Participations


 Francois PERIGOT                     (Director)                 French


 Guy de WOUTERS                       (Director)                Belgian
                                 Director of CGIP and
                                  Deputy Chairman of
                                   CarnaudMetalbox


 Hubert LECLERC de                    (Director)                 French
 HAUTECLOCQUE,                   Managing Director of
 (representative of SOCIETE     Wendel Participations
 LORRAINE DE PARTICIPATIONS
 SIDERURGIQUES)



 Bruno ROGER,                         (Director)                 French
 (representative of OFILUX)           Partner of
 LAZARD Freres et Cie            Lazard Freres et Cie
 121 boulevard Haussmann
 75382 PARIS CEDEX 08,
 FRANCE

                                  ANNEX C

                      Executive Officers and Directors
                                     of
                           Wendel-Participations


The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of Wendel-Participations and the name, principal business and address of any corporation or organization in which such employment is conducted.  Unless otherwise indicated, the business address of each of the following persons is 89 rue Taitbout, 75009 Paris, France.

                                 APPENDIX C

         Executive Officers and Directors of Wendel-Participations



                                (b) Present Principal
 (a) Name and                     Business Activity,
 Business Address              Occupation or Employment     (c) Citizenship


 Louis-Amedee de MOUSTIER,       (Managing Director)             French
 (representative of SOCIETE
 DE GERANCE DE VALEURS
 MOBILIERES: SGVM)



 Hubert LECLERC de               (Managing Director)             French
 HAUTECLOCQUE,
 (representative of SOCIETE
 LORRAINE DE PARTICIPATIONS
 SIDERURGIQUES)

                                  ANNEX D

                      Executive Officers and Directors
                                     of
                                    SGVM


The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of SGVM and the name, principal business and address of any corporation or organization in which such employment is conducted.  Unless otherwise indicated, the business address of each of the following persons is 89 rue Taitbout, 75009 Paris, France.

                                 APPENDIX D

                  Executive Officers and Directors of SGVM


                                (b) Present Principal
 (a) Name and                    Business Activity,
 Business Address             Occupation or Employment      (c) Citizenship


 Louis-Amedee de MOUSTIER        (Chairman and CEO)              French
                                Managing Director of
                                Wendel Participations


 Pierre CELIER                       (Director)                  French


 Armand VASSELOT                     (Director)                  French


 Francois de WENDEL                  (Director)                  French
 1 che Sekezi                   Managing Director of
 20571 ATHENS, Greece         Pechiney Aluminium Greece
                                        (ADG)



 Claude GUILLET de                   (Director)                  French
 CHATELLUS                    Executive Manager at CiC
 60 rue de la Victoire
 75009 PARIS, France


 Henri de MITRY                      (Director)                  French
                                 Chairman and CEO of
                                 Financiere Franco-
                                    Neerlandaise


 Guy de PENNART                      (Director)                  French


 Christian van ZELLER                (Director)                  French
 D'OOSTHOVE                   Financial Analyst at CCF

                               Exhibit Index


A - Exchange Offer Agreement, dated as of May 22, 1995, as amended as of November 13, 1995 and December 28, 1995, between Crown Cork & Seal Company, Inc. and Compagnie Generale d'Industrie et de Participations (including the Shareholders Agreement)

B - Joint Filing Agreement, dated February 22, 1996, among Compagnie Generale d'Industrie et de Participations, Marine-Wendel, Wendel-Participations and Societe de Gerance de Valeurs Mobilieres